UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 30, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Index  Description

1.01   Press release dated April 2, 2007
       CDC Software’s Pivotal CRM Receives Prestigious Industry Recognition
       for 11th Consecutive Year

1.02   Press release dated April 5, 2007
       CDC Mobile Launches First “Free to Play, Pay for Merchandise” Mobile
       Game in China

1.03   Press release dated April 10, 2007
       Shanghai Rainbow Color Plastics To Implement CDC Software’s Ross
       Enterprise

1.04   Press release dated April 11, 2007
       CDC Games Prepares to Launch Some of the World’s Most Anticipated
       Games

1.05   Press release dated April 13, 2007
       CDC Mobile Selected by Jiangsu Wuxi Mobile as a Mobile Content
       Provider

1.06  Press release dated April 16, 2007
      CDC Corporation Appoints Mike Latimore as Chief Financial Officer

1.07  Press release dated April 17, 2007
      CDC Software to Acquire Saratoga Systems and Expand Vertical CRM
      Solutions, Expertise and Customers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: April 18, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated April 2, 2007 -- CDC Software’s Pivotal CRM Receives Prestigious Industry Recognition for 11th Consecutive Year
1.02	Press release dated April 5, 2007 -- CDC Mobile Launches First “Free to Play, Pay for Merchandise” Mobile Game in China
1.03	Press release dated April 10, 2007 -- Shanghai Rainbow Color Plastics To Implement CDC Software’s Ross Enterprise
1.04	Press release dated April 11, 2007 -- CDC Games Prepares to Launch Some of the World’s Most Anticipated Games
1.05	Press release dated April 13, 2007 -- CDC Mobile Selected by Jiangsu Wuxi Mobile as a Mobile Content Provider
1.06	Press release dated April 16, 2007 -- CDC Corporation Appoints Mike Latimore as Chief Financial Officer
1.07	Press release dated April 17, 2007 -- CDC Software to Acquire Saratoga Systems and Expand Vertical CRM Solutions, Expertise and Customers